Exhibit (a)(5)(B)

Great Elm Capital Corp. Announces Commencement of Self-Tender Offer to Purchase up to

$10 Million of its Common Stock

Boston, April 5, 2017 – Great Elm Capital Corp. (the “Company” or “GECC”), (NASDAQ: GECC), today announced that today it is commencing its previously announced modified “Dutch auction” tender offer to purchase for cash up to $10,000,000 of its common stock at a price per share not less than $11.50 and not greater than $12.17. The tender offer will expire at 5:00 p.m., New York City time, on Friday, May 5, 2017, unless extended or withdrawn by the Company. Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer, in each case, in accordance with the procedures described in the tender offer materials.

A modified “Dutch auction” self-tender offer allows stockholders to tender their shares pursuant to (i) “auction tenders,” whereby stockholders indicate at what price within GECC’s specified range (in increments of $0.11 per share) they wish to tender or (ii) “purchase price tenders,” whereby stockholders indicate they are willing to sell their shares to GECC at the purchase price determined in the tender offer. When the tender offer expires, GECC will determine the purchase price, which will be the lowest price per share within GECC’s specified range that will enable GECC to purchase the maximum number of shares properly tendered in the tender offer and not properly withdrawn having an aggregate purchase price not exceeding $10,000,000 (or, if the tender offer is not fully subscribed, all shares properly tendered in the tender offer and not properly withdrawn up to $10,000,000), taking into account the number of shares tendered pursuant to auction tenders and purchase price tenders and the prices specified by stockholders tendering shares pursuant to auction tenders.

GECC intends to use a portion of its cash and cash equivalents on hand to fund the buyback of shares in the tender offer. The tender offer is not conditioned upon obtaining financing or any minimum number of shares being tendered; however, the tender offer is subject to a number of other terms and conditions, which are specified in the Offer to Purchase.

The complete terms and conditions of the tender offer are contained in the Offer to Purchase and the related Letter of Transmittal, which are being mailed to stockholders shortly.

Janney Montgomery Scott LLC (the “Dealer Manager”) will serve as dealer manager for the tender offer. MacKenzie Partners, Inc. (the “Information Agent”) will serve as information agent for the tender offer and American Stock Transfer & Trust Company, LLC (the “Depositary”) will serve as depositary for the tender offer.

While the Company’s board of directors authorized the tender offer, it has not made and will not be making, and none of the Company, the Company’s investment manager, affiliates or subsidiaries, the Dealer Manager, the Information Agent or the Depositary has made or is making any recommendation to the Company’s stockholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which stockholders may choose to tender their shares. The Company has not authorized any person to make any such recommendation. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which to tender them. Stockholders are urged to carefully evaluate all of the information in the Offer to Purchase, Letter of Transmittal and related documentation, when available, and to discuss their decision with their tax advisors, financial advisors and/or brokers.

Stockholders will be able to obtain copies of the Offer to Purchase, the Letter of Transmittal and the other offer materials filed by the Company as part of the Tender Offer Statement on Schedule TO and other documents filed with the Securities and Exchange Commission through the SEC’s internet address at www.sec.gov without charge when these documents become available. Stockholders and investors may also obtain a copy of these documents, as well as any other documents the Company has filed with the SEC, without charge, from the Information Agent, MacKenzie Partners, Inc., at their website www.mackenziepartners.com or by calling toll-free at +1 800-322-2885 (bankers and brokers can call collect at +1 212-929-5500). Stockholders are urged to read those materials and the materials incorporated therein carefully in their entirety before making any decisions with respect to the tender offer.

Information Regarding the Tender Offer

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The solicitation and offer to buy the Company’s common stock will only be made pursuant to the Offer to Purchase and the Letter of Transmittal that will be sent to the Company’s stockholders. Stockholders and investors are urged to read the Company’s Tender Offer Statement on Schedule TO, the Offer to Purchase, the related Letter of Transmittal and the other offer materials and exhibits thereto, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information, including various terms and conditions of the tender offer.

About Great Elm Capital Corp.

Great Elm Capital Corp. is an externally managed, specialty finance company focused on investing in debt instruments of middle market companies. GECC has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. GECC’s investment objective is to generate both current income and capital appreciation, while seeking to protect against risk of permanent capital loss. GECC focuses on special situations and catalyst-driven investments as it seeks attractive risk-adjusted returns.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this communication that are not historical facts are “forward-looking” statements within the meaning of the federal securities laws. These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “target,” “opportunity,” “sustained,” “positioning,” “designed,” “create,” “seek,” “would,” “could,” “potential,” “continue,” “ongoing,” “upside,” “increases,” and “potential,” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the success of the tender offer, the satisfaction of the conditions to the tender offer, conditions in the credit markets, the price of GECC common stock, performance of GECC’s portfolio and investment manager. Additional information concerning these and other factors can be found in GECC’s Annual Report on Form 10-K and other reports filed with the SEC. GECC assumes no obligation to, and expressly disclaims any duty to, update any forward-looking statements contained in this communication or to conform prior statements to actual results or revised expectations except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Media & Investor Contact:

Meaghan K. Mahoney

Senior Vice President

+1 (617) 375-3006

investorrelations@greatelmcap.com